Exhibit 12.1
Panhandle Eastern Pipe Line Company, LP
Computation of Ratio of Earnings to Fixed Charges
(in millions, except for ratio amounts)
(Unaudited)
The following table sets forth the consolidated ratio of earnings to fixed charges on an historical basis for the years ended December 31, 2015, 2014, 2013, 2012 and 2011. For the purpose of calculating such ratios, “earnings” consist of pre-tax income from continuing operations before income or loss from equity investees, adjusted to reflect distributed income from equity investments, and fixed charges, less capitalized interest. “Fixed charges” consist of interest costs, amortization of debt discount, premiums and issuance costs and an estimate of interest implicit in rentals. No adjustment has been made to earnings for the amortization of capital interest for the periods presented as such amount is immaterial.
On January 10, 2014, the Company consummated a merger with Southern Union, the indirect parent of the Company, and PEPL Holdings, the sole limited partner of the Company, pursuant to which each of Southern Union and PEPL Holdings, a wholly-owned subsidiary of Southern Union, were merged with and into the Company (the “Panhandle Merger”), with the Company surviving the Panhandle Merger. We have accounted for this transaction as a reorganization of entities under common control; therefore, the consolidated financial statements of the Company were retrospectively adjusted to consolidate Southern Union for all periods.

	Successor				Predecessor
	Years Ended December 31,			Period from Acquisition (March 26, 2012) to December 31, 2012	Period from January 1, 2012 to March 25, 2012	Years Ended December 31,
	2015	2014	2013			2011
Fixed Charges:
Interest expense, net	$50	$66	$111	$131	$50	$217
Net amortization of debt discount, premium and issuance expense	(23)	(22)	(28)	(24)	2	6
Capitalized interest	1	2	1	1	—	1
Interest charges included in rental expense	1	1	2	5	2	7
Total fixed charges	$29	$47	$86	$113	$54	$231
Earnings:
Income (loss) from continuing operations before income tax expense and noncontrolling interest	$157	$143	$(472)	$50	$45	$294
Less: equity in earnings (losses) of unconsolidated affiliates	26	(12)	15	(7)	16	99
Total earnings	131	155	(487)	57	29	195
Add:
Fixed Charges	29	47	86	113	54	231
Distributed income of equity investees	55	72	54	6	—	3
Less:
Interest capitalized	(1)	(2)	(1)	(1)	—	(1)
Income Available for Fixed Charges	$214	$272	$(348)	$175	$83	$428

Ratio of earnings to fixed charges	7.38	5.79	(a)	1.55	1.54	1.85
{a} For the year ended December 31, 2013, fixed charges exceeded earnings by $434 million.  In 2013, Panhandle Eastern Pipe Line Company, LP recognized a $689 million goodwill impairment charge associated with the Lake Charles LNG reporting unit.